
June 9, 2010

Patricia Niu
Principal Financial and Accounting Officer
MEMSIC, Inc.
One Tech Drive, Suite 325
Andover, Massachusetts 01810

> **Re:** **MEMSIC, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 14, 2010**
> **File No. 001-33813**

Dear Ms. Niu:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 9. Stock Incentive Plan, page 65

1.   We note the disclosure on page 66 that "For stock options issued in 2005, [you] recorded a deferred stock compensation expense of $629,000 for the intrinsic value of these options applying the fair value provided from a valuation report on February 28, 2006". Please describe to us the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Note 13. Commitments and Contingencies, page 70

2.   We noted your discussion of the technology license that was assigned to you by Analog Devices as part of your footnote disclosure. In addition, we noted your discussion on page 18 that you have a significant relationship with Analog Devices and that your founder and CEO was a key member of Analog Devices' MEMS division for a number of years and you received your initial funding and technologies from Analog Devices. Please revise future filings to clarify the nature of your current relationship with Analog Devices and provide the financial statement disclosures required by FASB ASC 850-10-50 (paragraph 2 of SFAS 57).

3.   In this regard, please also revise future filings to explain the nature of your relationship with the affiliated supplier discussed on page 58, from which you purchased approximately 50% of your materials.

Item 9A. Controls and Procedures, page 73

Internal Control Over Financial Reporting, page 74

4.   Please revise future filings to disclose whether there were any changes in internal control over financial reporting during last fiscal quarter of 2009, which has materially affected or is reasonably likely to materially affect internal control over financial reporting as required under Item 308(b) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Note 2. Acquisition, page 6

5.   We see that you completed the acquisition of assets related to Crossbow Technology's commercial Inertial Systems business and Wireless Sensor Network Mote and eKo business in January 2010. Please revise future filings to provide all of the disclosures required by FASB ASC 805-10-50 (paragraph 67 of SFAS 141R), including a qualitative description of the factors that make up the goodwill recognized as part of the transaction.

Note 6. Goodwill and Intangible Assets

6.   We see that you recorded a significant amount of goodwill in conjunction with the acquisition of Crossbow Technology in January 2010 and you indicate only that you will perform an annual impairment test for goodwill during the fourth quarter of each fiscal year and more frequently if events or circumstances indicate that an impairment loss has been incurred. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management's judgments into accounting for goodwill and intangible assets, please tell us and also revise future filings to disclose the following:

·   Tell us if you have allocated the goodwill to one or more reporting units, if so, how many;
·   Tell us if you have yet assessed each of your reporting unit's goodwill for impairment;
·   Each of the valuation methodologies used, or those that you plan to use, to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
·   How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
·   Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results in a discounted cash flow projection. In this regard, we note that FASB ASC 350-20-35 (paragraph 23 of SFAS 142) indicates that quoted market prices in active markets are the best evidence and should be used if available;

· A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

7. In a related matter, we noted that you also recorded a significant amount of intangible assets as a result of your acquisition of Crossbow Technology in January 2010. Please tell us if you have assessed your intangible assets, excluding goodwill, for impairment. Also provide us with a summary of material relevant facts, assumptions, and estimates you considered in this impairment analysis on an individual asset group basis, if applicable. Revise future filings to disclosure your related impairment policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3640 if you have any questions regarding this comment. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Julie Sherman
Accounting Reviewer